Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-184150, 333-184151 and 333-184152 on Form S-8 and Registration Statement No. 333-184149 on Form S-3, of our report dated February 24, 2015 (May 11, 2015 for the effects of the adjustments made as a result of the reporting segment change described in Note 16 to the consolidated financial statements), relating to the consolidated financial statements and financial statement schedule of Pentair plc and subsidiaries, and of our report dated February 24, 2015 relating to the effectiveness of Pentair plc and subsidiaries' internal control over financial reporting, appearing in this Current Report on Form 8-K of Pentair plc dated May 11, 2015.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
May 11, 2015